UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2025

David Fortunato
Chief Executive Officer
Wealthfront Corporation
261 Hamilton Avenue
Palo Alto, California 94301

Re: Wealthfront Corporation
Draft Registration Statement on Form S-1
Submitted on June 18, 2025
CIK No. 0001524566

Dear David Fortunato:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Select Defined Terms, page iii

1. We note your disclosure that "Funded Clients" are those that have at least one account open in which the outstanding value of assets is greater than zero on at least one occasion. Please clarify whether this definition includes clients whose accounts were only momentarily funded and subsequently maintained with a zero balance and whether such clients continue to be counted as Funded Clients indefinitely. In this regard, to the extent practicable, clarify the number of clients that currently have an account with assets greater than zero with you.

Prospectus Summary, page 1

2. We note various statements that appear to be subjective or conclusory references

throughout the filing to your expertise, industry-leading position, or statements on the industry in general. Examples include:

- "the preferred financial solutions platform for "digital natives"" (at page 1);
- "[our] clients are the wealth builders within these generations"(at page 1);
- "[w]e were among the first digital-only financial solutions platforms" (at page 1);
- that you are a "different kind of FinTech" (at page 1);
- the opportunity you are pursuing is "unique and massive" (at page 1);
- that the "growing wealth of the digital-native generations presents a challenge to the traditional platforms" (at page 2);
- " a paradigm shift was caused by the GFC" (at page 9);
- your products "ensure the best possible user experience" and "superior client service" (at page 9);
- "enables best-in-class investment products and brokerage services" (at page 13); and
- "clients get an industry-leading APY" (at page 13).

Please provide support for these statements, and disclose the measure by which you determined your competitive position. Alternatively, please revise to state that these are your beliefs.

<u>Our Clients, page 7</u>

3. We note your statement on page 9 that your "cash management and investing assets have demonstrated consistent and continuous growth." However, we also note in your chart on page 9 that from 2018 to 2019 it appears your cash assets dropped, and remained that way until 2022, before increasing again. Please balance your statement regarding continuous growth of your cash assets and what is shown in the chart by discussing the timeframe that the cash assets appeared to drop, and also discuss the factors that lead to the drop in cash assets during the period noted, as applicable.

<u>Our Clients Have Evolving Financial Needs, page 9</u>

4. Please revise to clarify the meaning of the phrase “net-of-fee after tax returns”.

<u>Diverse Financial Products, page 10</u>

5. Please revise to specifically indicate how pass-through FDIC insurance has been obtained and provided for up to $8 million for individual accounts and $16 million for joint accounts.
6. Please revise to provide a discussion addressing the “automated tax-loss harvesting strategies” and how they are applied to the diversified portfolios of index-based ETFs, U.S. Direct Indexing, S&P 500 Direct, and Automated Bond Portfolios in benefitting clients.
7. Please revise to provide a detailed discussion addressing the margin lending activities and the related accounting. In addition, please address the following:

- lending requirements including how the portfolio line of credit is determined,
- the collateral requirements, and
- the steps taken by the company on an ongoing basis to monitor collateral indicating when additional collateral may be required and how such collateral is obtained.

8. Please revise to provide a detailed discussion addressing the activities relating to the clients lending of securities owned, and the related accounting.

9. We note your disclosure on page iii that you sweep your clients' cash accounts to accounts at FDIC-insured banks. Please revise here or elsewhere as appropriate to identify these program banks, or advise. To the extent practicable, specify what percentage of your member accounts is held at each bank, including by type of account, such as checking or savings accounts. In addition, describe material risks associated with any possible concentration of deposits at such banks. Clarify if "program banks" are typically a fixed group of banks, or if the group of banks involved change over a specified time frame, for example.

Our Platform, page 10

10. We note your disclosure on page 11 that clients receive an "industry-leading APY" through program banks. Please quantify what is meant by an "industry-leading APY" or clarify what you mean by "industry-leading," including the industry or peer group referenced, the basis of the comparison and the source or methodology used to support this claim. In addition, please disclose the range of APYs currently offered to clients through the program banks and how frequently they are updated.

11. We note your statement on page 12 that "[a]s of January 31, 2025, our average platform assets per client exceeded $70,000, which relative to other FinTech platforms demonstrates our clients' trust." Please briefly expand on how this figure compares to other FinTech companies, the peer group considered, and the source of any supporting data, or revise to state it as your belief that it demonstrates your clients' trust. In addition, clarify how average platform assets per client are calculated.

Risk Factors
The amount of our platform assets is subject to significant fluctuations, page 31

12. We note your disclosure that your platform assets may be impacted by changes in the domestic and global markets and global economic conditions. Please revise to discuss the risk to your platform assets and business due to current market or economic conditions, as applicable.

We are directly and indirectly exposed to fluctuations in interest rates, page 37

13. Please revise this risk factor to discuss the impact of the current interest rate environment on your business.

Risks Related to Our Cash Management Products and Services
Our cash management products and services, page 45

14. We note your disclosure here that you are not a bank, and so rely on the program

banks to accept client assets and provide certain banking products or services to your clients. Please clarify if you may also be subject to regulatory oversight by the primary regulator of the partner bank or program banks.

Errors in Wealthfront Advisers LLC's automated advisory services, page 48

15. Please also address any potential risks related to automation, as compared to more constant human managing and oversight.

We are incorporating, and may in the future incorporate, AI technologies, page 62

16. We note your disclosure that you are currently using artificial intelligence ("AI") in certain of your internal processes. Please briefly expand in an appropriate place in the document to provide more detail on the principal areas where you use AI, and clarify if you are currently using it, or planning to use it, in the automated financial services you offer. Please clarify if customer data is accessed by your AI or if AI tools are provided by your third party vendors.

Management's Discussion and Analysis
Our Revenue Model
Cash Management, page 98

17. Please revise to discuss the nature and mechanics of the Company’s “cash sweep program” including indicating if, for example, it is an overnight or a type of daily program, addressing the detailed components of these contractual relationships with the partner banks, etc.
18. Further, please revise to indicate what portion of the total cash sweep interest earned is retained by the Company as well as address if the contractual relationship with each client identifies the amount of any portions retained by the Company and/or passed along to the client.
19. Please revise to disclose average wholesale interest rates paid by the program banks for the periods presented and the rates paid to the clients.
20. Please revise to provide a discussion addressing how the wholesale rates earned and paid out have changed with the passage of time given changes in the level of “Cash assets” indicated in the table on page 9.
21. We note your disclosure that you primarily generate revenue from your cash management products through fees earned from program banks in your cash sweep program, and that by passing along wholesale interest rates paid by these banks, you are able to offer clients a "stable and more attractive rate than might be accessed elsewhere." Please revise here and elsewhere as appropriate to clarify the nature and structure of the fees received from program banks, including how they are calculated and whether they are fixed or variable. Additionally, please explain what is meant by a "stable and more attractive rate," including the basis for comparison and whether this statement is based on any specific benchmarks, competitor offering or third party data.

Key Business Metrics, page 102

22. We note your disclosure that closed accounts are excluded from your Funded Client count and that you report having 1.1 million Funded Clients. While we understand that a Funded Client is defined as a client who has an account with a balance greater than zero at least once and is not closed, please provide additional detail on the extent to which these accounts remain currently funded and active. Specifically, please discuss whether Funded Clients typically maintain meaningful balances or demonstrate ongoing engagement with the platform, such as through recurring contributions or recent activity. In addition, please explain how this definition aligns with industry practice and whether you track or disclose other metrics, such as active or recurring funding clients.

Non-GAAP Financial Measures, page 102

23. Please revise to disclose how the “net income margin” was determined.

Results of Operations
Total Revenue
Cash Management, page 107

24. Please revise to disclose average wholesale interest rates (or average rates) paid by the program banks to the Company and the corresponding rates paid to the clients for the periods presented.

25. Please revise to disclose the level of consideration fees paid for referrals during the periods presented. Indicate if these fees are based on a percentage of the referred client funds received or are based on some other metric.

26. Please revise to provide a discussion addressing the money movement volumes, the net retention rates and the new client funds obtained and the relationship to the daily average balance of cash management assets impacting revenues and the cost of revenues recognized during the periods presented.

Investment Advisory, page 108

27. Please revise to provide a discussion addressing the impact of the average advisory fee, net of fee waivers, on the investment advisory revenues recognized in each of the periods presented.

Marketing, page 108

28. Please revise to discuss and quantify the changes in performance and brand advertising, personnel-related costs, and allocated overhead as it relates to the marketing expenses in each period presented.

29. Please revise to disclose the level of client referral expenses paid to clients for each period presented, indicating if these costs are based on a percentage of the referral client funds received or are based on some other metric.

Other Revenue, page 108

30. Please revise to disclose the average margin lending rates earned by the Company in

the periods presented. Also, discuss the funding costs incurred and the rates paid in the determination of the net interest margin revenues recognized.

31. Please revise to provide detailed information addressing the volume of activity for the margin lending activities for the periods presented. Please ensure your disclosure includes new loans originated as well as repayments made and any loan write-offs for the periods presented.

Product Development, page 108

32. Please revise to discuss and quantify the changes in the personnel-related costs, including stock-based compensation and allocated overhead, and all other costs incurred as it relates to product development in each period presented.

Total Costs and Operating Expenses
Cost of Revenue, page 108

33. Please revise to discuss and quantify the changes in the level of cash management, brokerage platform, and data costs, inclusive of amortization of internally-developed software expenses recognized in each period presented.

Liquidity and Capital Resources, page 109

34. Please revise to disclose the proceeds received from each of the individual issuances of redeemable convertible preferred stock given the significance of these issuances in financing the company’s operations.

Other Expense (Income), Net, page 109

35. Please revise to separately disclose and discuss the amounts and the reasons for the individual fair value changes from remeasurements of the convertible note, the warrant liabilities, and the SAFEs during the periods presented.

Business
Our Clients, page 122

36. We note your statement on page 124 that "[o]ur clients choose Wealthfront because our digital client experience offers superior net-of-fee after tax returns, comparatively high yield on cash and fast and free money movement." Please clarify what you mean by "superior net-of-fee after tax returns" and identify the benchmarks or peer comparisons used to support this statement. Additionally, explain how you define "comparatively high yield on cash," including time periods, interest rate sources and competitors considered in making this claim.

Our Platform , page 125

37. We note your statement on page 127 that you "pass along the cost savings from automation to our clients in the form of...lower advisory fees for our investment advisory products." Please clarify how these cost savings are measured or quantified and explain the extent to which they have resulted in lower advisory fees. Additionally, please describe how your advisory fees compare to those of traditional and other digital investment advisory firms, and identify the source and methodology

used to support any comparative claims.

38. We note your disclosure on page 45 that you have arrangements with a banking partner whereby you provide services which allow you to offer your clients with banking features, including a Wealthfront branded debit card, ATM network access, and a mobile check deposit capture. Please revise your disclosure under Cash Management on page 126 and elsewhere as appropriate to identify your banking partner and disclose the material terms of any agreements with them, or advise. Please also clarify if individual customers are depositors at the bank partner or the program banks. In this regard, please clarify which entity matches up any individual account holder funds, or explain to the extent accounts are aggregated. Please also include any material agreements with the banking partner as exhibits, or advise.

39. We note your disclosure on page 126 that your investment advisory products aim to deliver "superior long-term after-tax return" through control over fees, tax and diversification, and that clients benefit from automated tax-loss harvesting and other strategies. Please revise to clarify:
- what you mean by "superior long-term, after-tax returns," including what this return is being compared to;
- whether the benefits of your tax-loss harvesting and direct indexing strategies are based on actual client outcomes or hypothetical results;
- how your "Automated Bond Portfolios" differ from your "automated treasury bond ladders," and whether these are separate offerings; and
- whether investing in individual stocks is part of your automated advisory services or offered on a self-directed basis.

40. We note your statement on page 127 that you are able to offer lower interest rates on your borrowing products due to automation. Please revise to clarify the basis for this statement. For example, explain how your automation results in lower interest rates, including whether the cost savings from automation are passed on to clients, and whether the lower rates are relative to industry averages, specific competitor interest rates or other benchmarks.

<u>Client Acquisition, page 138</u>

41. We note your disclosure that your customer acquisition cost remains well below industry averages due to your referral engine, automation and brand equity. Please revise to clarify the basis for this statement, including identifying the industry average you are comparing against and the source of that data, quantifying your customer acquisition cost and explaining how each of the cited factors contributes to lower acquisition costs.

<u>Competition, page 139</u>

42. We note your disclosure that you face competition from incumbent financial institutions, investment platforms and fintech firms, and that you do not view traditional financial advisors as competitors. Please revise to provide a more detailed and specific discussion of how you fit within the competitive environment. Also,

please expand on the basis of your assertion that traditional financial advisors are not competitors.

Other Transactions, page 173

43. Please revise to provide a discussion addressing the impact of the acquisition of Unified National Mortgage LLC in July 2024, on operating performance of the Company to date.

Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance